     Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-158092
June 24, 2009

Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.
Pricing Term Sheet
$500,000,000 6.250% Senior Notes Due July 15, 2019

Co-Issuers:	Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.

Ratings:	Moody’s: Baa1, S&P: A- (negative), Fitch: A- (stable)

Title of Securities:	6.250% Senior Notes due 2019

Principal Amount:	$500,000,000

Coupon:	6.250% per annum

Interest Payment Dates:	Semi-annually on each January 15 and July 15, commencing January 15, 2010

Maturity Date:	July 15, 2019

Benchmark Treasury:	3.125% due May 15, 2019

Benchmark Treasury Yield:	3.590%

Spread to Treasury:	275 basis points

Re-offer Yield:	6.340%

Price to Public (Issue Price):	99.335%

Optional Redemption:	Make-whole call at any time, at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 45 basis points

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	June 24, 2009

Settlement Date (T+5):	July 1, 2009

CUSIP:	681919AY2

ISIN:	US681919AY23

Joint Bookrunners:	J.P. Morgan Securities Inc., Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Senior Co-Managers:	Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC

Co-Managers	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., SG Americas Securities, LLC, RBS Securities Inc. and UBS Securities LLC

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time Moody’s, Standard & Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 888-603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Deutsche Bank Securities Inc. toll-free at 800-503-4611. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.